40 - 33



AIM INTERNATIONAL MUTUAL FUNDS
811-6463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

September 19, 2005




05072724


SEC MAIL
RECEIVED
PROCESSING
SEP 26 2005
WASH, DC
183
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments Services, Inc. and A I M Advisors, Inc. (1940 Act Registration No. 801-12313)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments Services, Inc. and A I M Advisors, Inc., an investment advisor, a copy of **Notice of Filing of Notice of Removal** in *Anne G. Perentesis v. AIM Investments, et al.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
DEC 02 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Perentesis v AIM\Corr\L-091905SEC.doc
091905 (1) vtt

IN THE DISTRICT COURT OF MARYLAND, BALTIMORE COUNTY

ANNE G. PERENTESIS (WIDOW) Plaintiff, v. AIM INVESTMENTS, ET AL. Defendants.	:	(District Court of Maryland Baltimore County) Case No. CV 22815-05 NOTICE OF FILING OF NOTICE OF REMOVAL

PLEASE TAKE NOTICE that defendant AIM Investments has filed with the Clerk of the United States District Court for the District of Maryland a Notice of Removal of the above-captioned action, a copy of which is attached. The state court shall proceed no further unless and until this case is remanded.



Dated: New York, NY
September 2, 2005

DEBEVOISE & PLIMPTON LLP

555 13th Street, NW
Washington, DC 20004-1169
Phone: 202-383-8000
Fax: 202-383-8118

By: ______________________
Christopher T. Hines

Attorneys for Defendants

CERTIFICATION OF ATTORNEY WITH OUT-OF-STATE OFFICE

Pursuant to Rule 1-313, I certify that I am admitted as a member in good standing of the Bar of Maryland.



Christopher T. Hines

<u>Of Counsel</u>

Maeve O'Connor, Esq.
Eliza M. Sporn, Esq.
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
Phone: 212-909-6000
Fax: 212-909-6836

Attorneys for Defendants

IN THE DISTRICT COURT OF MARYLAND, BALTIMORE COUNTY

ANNE G. PERENTESIS (WIDOW)

v.

AIM INVESTMENTS, ET AL.

CASE NO. CV 22815-05

ATTACHMENT TO

NOTICE OF FILING NOTICE OF REMOVAL



JS 44 (Rev. 11/04)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

Perentesis, Anne G.

(b) County of Residence of First Listed Plaintiff Baltimore
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number) 410-252-3163
Bebe George, 10 W. Main Blvd.,
Timonium, MD 21093-2202

DEFENDANTS

AIM Investments, et al

County of Residence of First Listed Defendant
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known) W. Neil Eggleston 202-383-8000
Debevoise & Plimpton LLP, 555 13th St., NW,
Washington, DC 20004

FILED / RECEIVED AUG 3 1 2005 CLERK U.S. DISTRICT COURT DISTRICT OF MARYLAND BY

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☐ 1 Original Proceeding ☒ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (**Do not cite jurisdictional statutes unless diversity**):
15 USC 78aa

Brief description of cause:
Alleged market timing and late trading in violation of securities laws

VII. REQUESTED IN COMPLAINT: ☐ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 DEMAND $14,000
CHECK YES only if demanded in complaint: JURY DEMAND: ☐ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE J. Frederick Motz DOCKET NUMBER 04-CV-00814-JFM MDL No. 1586

DATE 8/30/05 SIGNATURE OF ATTORNEY OF RECORD W. Neil Eggleston

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

Civil Action No. ___________

ANNE G. PERENTESIS (WIDOW)

Plaintiff,

v.

AIM INVESTMENTS, ET AL.

Defendants.

(District Court of Maryland
Baltimore County)

NOTICE OF REMOVAL

PLEASE TAKE NOTICE that on this date, Defendants AIM Investments, et al. ("AIM"), by their undersigned counsel, hereby give notice of their removal of this action from the District Court of Maryland for Baltimore County, pursuant to 28 U.S.C. §§ 1331, 1441 and 1446. In support of removal, Defendant states as follows:

1. On August 1, 2005, Plaintiff Anne G. Perentesis ("Plaintiff") filed an action against Defendant in the District Court of Baltimore County, Maryland, entitled, ANNE G. PERENTESIS (WIDOW) VS. AIM INVESTMENTS, ET AL (INVESCO FUNDS GROUP INC.), Civil Action Number 22815-05 (the "State Court Action"). True and correct copies of the Complaint and docket sheet in the State Court Action are attached to this Notice as Exhibit A.

2. Defendants were served with a Summons and a copy of Plaintiff's Complaint on August 1, 2005. No other pleadings, process or orders have been filed in the State Court Action, and Defendants have not yet responded to the Complaint.

3. Plaintiff seeks to recover money damages for herself based on alleged "market timing" and "late trading," two mutual fund trading practices that were the subject of highly publicized investigations by the U.S. Securities and Exchange Commission. The Complaint alleges that the Defendants engaged in "**violations of the U.S. Securities and Exchange Commission Regulations**, which encompassed their unlawful practices, including 'market timing', 'late trading', 'securities fraud', 'abuses', 'illegal fund trading', and 'larceny' as a result of their 'market timing' and 'late trading' activates." Ex. A, Compl. ¶ 18 (emphasis added). Plaintiff alleges that, "as an investor in the AIM Investments, et al, [she] did in fact, sustain significant monetary losses, hardship and shock to her nervous system, as a direct result of the devious, intentional and unlawful market timing and late trading conduct and activities carried out by the defendants, AIM Investments, et al." Ex. A, Compl. ¶ 13.

JURISDICTION

4. The State Court Action is removable pursuant to 28 U.S.C. §§ 1441(b), 1331 and 1337, and Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, because the allegations in the Complaint arise under the federal securities laws. Specifically, the allegations arise under Sections 10(b) and 20(a) of the Exchange Act, 15 U.S.C. §§ 78j(b) and 78t(a), Rule 10b-5 under the Exchange Act, 17 C.F.R. § 240.10b-5.

5. In order for Plaintiff to prevail, the court would necessarily need to construe the federal question of whether Defendants violated the federal securities laws. This federal question is affirmatively and distinctly presented on the face of Plaintiff's complaint and is the subject of a Multidistrict Litigation pending in this Court involving cases against Defendants and other mutual fund companies.

6. To the extent that any of the claims in the State Court Action do not arise under the federal securities laws cited above, this Court has jurisdiction over those claims pursuant to 28 U.S.C. §§ 1367(a) or 1441(c).

REMOVAL IS TIMELY

7. This Notice of Removal is timely filed as required by 28 U.S.C. § 1446(b) because it has been filed prior to 30 days after Defendants' receipt of the Complaint on August 1, 2005, which was the "initial pleading setting forth the claim for relief upon which [the] action . . . is based." 28 U.S.C. § 1446.

REMOVAL PROCEDURE

8. Pursuant to 28 U.S.C. § 1446(d), a copy of this Notice of Removal is being filed with the Clerk of the District Court of Baltimore County, Maryland, and is being served on all parties.

WHEREFORE, Defendants remove the State Court Action brought by Perentesis now pending in the District Court of Baltimore County, Maryland, to this Court.

Dated: Washington, DC
August 30th, 2005

Respectfully submitted,

DEBEVOISE & PLIMPTON LLP



W. Neil Eggleston (Bar No. 9864)
555 13th Street, NW
Washington, DC 20004-1169
Phone: 202-383-8000
Fax: 202-383-8118

Attorneys for Defendants

Of Counsel

Maeve O'Connor, Esq.
Eliza M. Sporn, Esq.
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
Phone: 212-909-6000
Fax: 212-909-6836

Attorneys for Defendants

ANNE G. PERENTESIS (WIDOW)

v

AIM INVESTMENTS, ET AL.

EXHIBIT A

Notice of Removal

COPY

IN THE DISTRICT COURT OF MARYLAND FOR BALTIMORE COUNTY:

ANNE G. PERENTESIS (WIDOW) VS AIM INVESTMENTS, ET AL
(INVESCO FUNDS GROUP, INC.)

SERVE ON: KEVIN M. CAROME, COUNSEL, LEGAL & COMPLIANCE

CONTINUATION SHEET - PAGE 1:

ANNE G. PERENTESIS (WIDOW), PLAINTIFF, SUES AIM INVESTMENTS, ET AL; THEIR AGENTS, SERVANTS, AND EMPLOYEES, AND FOR REASONS RESPECTFULLY STATES:

1. THAT THE DEFENDANTS, AIM INVESTMENTS, ET AL, WERE OPERATING AN INVESTMENTS FIRM, WHICH MANAGED THE PORTFOLIO/FINANCES OF THEIR INVESTORS/SHAREHOLDERS.

2. THAT ON OR ABOUT MARCH, 2004, THE U.S. SECURITIES AND EXCHANGE COMMISSION WHICH MONITORS AND GOVERNS THE ACTIVITIES OF INVESTMENT FIRMS, HAD CONCLUDED AN INVESTIGATION OF THE ACTIVITIES AND TRADING PRACTICES OF THE DEFENDANTS, AIM INVESTMENTS, ET AL.;

3. THAT AS A RESULT OF THE INVESTIGATION BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, THE SAID DEFENDANTS, AIM INVESTMENTS, ET AL, WERE FOUND TO HAVE BEEN ENGAGING

CONTINUATION PAGE 2: PERENTESIS VS AIM INVESTMENTS, ET AL:

IN DEVIOUS AND UNLAWFUL PRACTICES AND ACTIVITIES WITH RESPECT TO THE MANAGEMENT OF THE FINANCES AND INVESTMENTS OF THEIR SHAREHOLDERS.

4. THAT IT WAS ESTABLISHED BY THE U.S.SECURITIES AND EXCHANGE COMMISSION, THAT THE AIM INVESTMENTS, ET AL, (INVESCO FUNDS GROUP, ET AL), HAD BEEN, AND WERE, FOUND TO BE ENGAGING IN ILLEGAL FUND TRADING PRACTICES; MARKET TIMING AND LATE TRADING ACTIVITIES;

5. THAT SUCH ILLEGAL FUND TRADING PRACTICES BY THE DEFENDANTS, WERE THE DIRECT CAUSE OF THE SEVERE LOSSES SUSTAINED BY THEIR SHAREHOLDERS AND INVESTORS.

6. THAT THE AUTHORITIES PROCEEDED TO PUBLICLY EXPOSE THE DEFENDANTS, AIM INVESTMENTS, ET AL, FOR THEIR REPEATED AND CONTINUOUS VIOLATION OF THE 'SECURITIES LAWS'.

7. THAT PROMPTLY THEREAFTER, THE U.S. SECURITIES AND EXCHANGE COMMISSION PROCEEDED TO EXPOSED THE VIOLATIONS AND UNLAWFUL PRACTICES AND ACTIVITIES, OF THE AIM INVESTMENTS, ET AL, THE HEREIN DEFENDANTS.

8. THAT THE SAID DEFENDANTS, AIM INVESTMENTS, ET AL, PUBLICLY ADMITTED TO THEIR SHAREHOLDERS AND INVESTORS,

THAT SUCH VIOLATIONS DID, IN FACT, TAKE PLACE;

9. THAT THE DEFENDANTS DID FURTHER ADMIT THAT THE ACTIVITIES AND VIOLATIONS COMMITTED BY THEM, THE AIM INVESTMENTS ET AL, WERE IN FACT, THE DIRECT CAUSE OF SUSTAINING SUBSTANTIAL FINANCIAL LOSSES BY THEIR INVESTORS AND SHAREHOLDERS.

10. THAT IN ADDITION, THE DEFENDANTS ASSURED THE SHAREHOLDERS, THE INVESTORS, AND THE U.S. SECURITIES AND EXCHANGE COMMISSION, THAT THE DEFENDANTS WOULD REIMBURSE THE SHAREHOLDERS FOR THE LOSSES THEY SUSTAINED AS A RESULT OF THE AIM INVESTMENTS, ET AL, HAVING VIOLATED THE LAWS AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION.

11. THAT THE DEFENDANTS, AIM INVESTMENTS, ET AL, PUBLICLY STATED: "THAT IT WILL RETURN MONEY TO SHAREHOLDERS WHO WERE HURT BY MARKET TIMING AND LATE-TRADING ACTIVITIES IN ITS FUNDS".

12. THAT YOUR PLAINTIFF, ANNE G. PERENTESIS MAINTAINED AN ACCOUNT WITH THE DEFENDANTS, AIM INVESTMENTS, ET AL, FOR A PERIOD IN EXCESS OF FIVE (5) YEARS; AND MADE PERIODIC INVESTMENTS IN THEIR MUTUAL FUND SHARES.

13. THAT YOUR PLAINTIFF, ANNE G. PERENTESIS, AS AN INVESTOR IN THE AIM INVESTMENTS, ET AL, DID IN FACT, SUSTAIN

CONTINUATION PAGE 4: PERENTESIS VS AIM INVESTMENTS, ET AL

SIGNIFICANT MONETARY LOSSES, HARDSHIP AND SHOCK TO HER NERVOUS SYSTEM, AS A DIRECT RESULT OF THE DEVIOUS, INTENTIONAL AND UNLAWFUL MARKET TIMING AND LATE TRADING CONDUCT AND ACTIVITIES CARRIED OUT BY THE DEFDNDANTS, AIM INVESTMENTS, ET AL;

14. THAT YOUR PLAINTIFF, ANNE G. PERENTESIS, DID, IN FACT, SUSTAIN EXTREME MENTAL ANGUISH AND EMOTIONAL STRESS, FOR A SIGNIFICANT PERIOD OF TIME, AND WHICH CONTINUES TO THE PRESENT; ALL BEING THE CAUSE OF THE DEVIOUS, INTENTIONAL AND UNLAWFUL ACTS AND ACTIVITIES CARRIED OUT BY THE DEFENDANTS, AIM INVESTMENTS, ET AL.

15. THAT THE DEFENDANTS, AIM INVESTMENTS, ET AL, THEIR AGENTS, SERVANTS, AND EMPLOYEES DID KNOWINGLY AND INTENTIONALLY ENGAGE IN THE SAID DEVIOUS AND UNLAWFUL PRACTICES, WITHOUT REGARD TO THE PUBLIC TRUST MANDATED BY THE U.S. SECURITIES AND EXCHNGE COMMISSION, REGARDING THE CONDUCT OF THE DEFENDANTS, AIM INVESTMENTS, ET AL.

16. THAT THE U.S. SECURITIES AND EXCHANGE COMMISSION, THROUGH THEIR INVESTIGATION OF THE DEFENDANTS, AIM INVESTMENTS, ET AL, UNCOVERED THE SAID VIOLATIONS AND UNLAWFUL ACTIVITIES AND CONDUCT OF THE SAID DEFENDANTS.

CONTINUATION PAGE 5: PERENETEIS VS AIM INVESTMENTS, INC.

17. THAT THE U.S. SECURITIES AND EXCHANGE COMMISSION PROCEEDED TO PUBLICLY EXPOSE THE UNLAWFUL PRACTICES OF THE DEFENDANTS, AIN INVESTMENTS, ET AL.

18. THAT THE DEFENDANTS, AIM INVESTMENTS, ET AL, THEREAFTER, MADE OPEN AND PUBLIC ADMISSIONS OF THEIR VIOLATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION REGULATIONS , WHICH ENCOMPASSED THEIR UNLAWFUL PRACTICES, INCLUDING "MARKET TIMING", "LATE TRADING", "SECURITIES FRAUD", "ABUSES", "ILLEGAL FUND TRADING", AND "LARCENY" AS A RESULT OF THEIR 'MARKET TIMING' AND 'LATE TRADING' ACTIVITIES.

19. THAT THE FINANCIAL LOSSES AND EXTREME EMOTIONAL STRESS WERE DIRECTLY AND PROXIMATELY CAUSED BY THE CONDUCT OF THE DEFENDANTS, AIM INVESTMENTS, ET AL, WITHOUT ANY NEGLIGENCE ON THE PART OF THE PLAINTIFF, ANNE G. PERENTESIS, CONTRIBUTING THERETO.

WHEREFORE, THIS SUIT IS BROUGHT AND THE PLAINTIFF, ANNE G. PERENTESIS CLAIMS THE SUM OF FOURTEEN THOUSAND ($14,000.00) DOLLARS IN DAMAGES, PLUS COSTS OF THIS ACTION.

Bebe George, Esquire

BEBE GEORGE, ATTORNEY AT LAW
10 W. MAIN BLVD.
TIMONIUM, MARYLAND 21093-2202
410 252-3163



THE SUN

BUSINESS

SUNDAY, MARCH 14, 2004

Mutual funds face 170 suits in court here

EX. 'A'

Three-judge federal panel gets litigation 'Olympics'

Legions of lawyers expected

Market timing, late trades alleged against six firms

By PAUL ADAMS
SUN STAFF

Slammed for months by late-trading and market timing scandals, embattled mutual fund representatives have been dragged before Senate panels and federal regulators as they try to defend industry practices that some say have cost investors billions of dollars.

Now, executives at several companies will have to go before federal judges in Baltimore in what one securities attorney said could be the "Olympics" of civil litigation surrounding the $7.5 trillion industry.

To the surprise of many in the legal community, a federal judicial panel decided Feb. 20 to transfer more than 170 lawsuits against six scandal-torn mutual fund companies to U.S. District Court in Baltimore. The cases, which seek millions of dollars in damages, will be handled by three judges, with scheduling determined by Judge J. Frederick Motz, an 18-year veteran who has most recently gained recognition for presiding over dozens of lawsuits against software giant Microsoft Corp.

The transfer order means Baltimore will play host to legions of lawyers who will argue the fate of a large swath of an industry that.

[See Fu...

What's next

An April 2 hearing to consider arguments for how the cases should be organized and other procedural matters.

The defendants

At least six mutual funds face more than 170 lawsuits in U.S. District Court in Baltimore. They are:

Janus Capital Group
- Headquarters: Denver
- Allegations: Let some clients rapidly trade in and out of funds, even though fund prospectuses say the firm restricts the practice.

Alliance Capital Management
- Headquarters: New York
- Allegations: Allowed certain large investors to engage in market timing.

Putnam LLC
- Headquarters: Boston
- Allegations: Some fund managers made market-timing trades, including in funds they managed.

Bank One Corp.
- Headquarters: Chicago
- Allegations: Investing arm, One Group, allowed hedge fund Canary Capital to make market-timing trades despite prohibitions in fund prospectuses.

Bank of America
- Headquarters: Charlotte, N.C.
- Allegations: Helped Canary Capital make late trades in its Nations fund group.

Strong Financial Group
- Headquarters: Menomonee Falls, Wis.
- Allegations: Allowed Canary Capital to market-time its funds and gave Canary information about its portfolio that was not available to other shareholders. Also, Richard Strong, the firm's chairman and founder, resigned over allegations he made market-timing trades in Strong's funds.

[Funds, from Page 1D]

counts nearly half of all American households among its customers. And, in addition to filling hotel rooms, it will add to the Baltimore court's growing reputation for sophisticated handling of complicated, high-stakes corporate cases that garner national headlines.

"We're talking about some of the biggest securities fraud cases in the history of capital markets," said Paul Geller, a Boca Raton, Fla., attorney representing investors who are suing several of the companies named in the trading scandals.

Some of Baltimore's biggest law firms likely will share in the spotlight as the embattled fund companies seek local counsel to assist their defense. Some admit privately that their phones have been ringing since the panel issued its order.

The investment firms doing the calling are a who's who of mutual fund families. They include Putnam Investments, Strong Capital Management Inc., Alliance Capital Management Holdings LP, Bank of America Corp., Bank One Corp. and Janus Capital Group. Other companies are expected to be added to the list.

While the companies vary, the cases focus on the same practices — market timing and late trading — and will involve common witnesses and defendants.

Widespread trading abuses in the industry first surfaced Sept. 3, when New York Attorney General Eliot Spitzer revealed that hedge fund Canary Capital Partners had arrangements with several mutual fund companies to purchase shares after the 4 p.m. market close. Late trading, which is illegal, allowed Canary to profit by taking advantage of market-moving news that occurred after hours.

The investigation also revealed widespread market timing by Canary and other companies. Market timing is when a trader makes rapid trades in and out of funds in order to take advantage of pricing inefficiencies. While not illegal, most funds tell investors they don't allow the practice, which can hurt returns for long-term investors.

The allegations have led to a broad probe of the industry and spawned hundreds of civil lawsuits filed in jurisdictions stretching from California to New York.

The Judicial Panel on Multidistrict Litigation, which meets periodically to consider requests to consolidate cases that cross district lines, chose to transfer the cases to Baltimore. The move was made despite arguments by various plaintiffs and defendants to have the cases transferred to the Southern District of New York or separated and parceled out to courthouses closer to the headquarters of each of the fund companies involved.

"No district stands out as the geographical focal point for this nationwide litigation," the panel said in its ruling. "Thus, we have searched for a transferee district with the capacity and experience to steer this litigation on a prudent course."

Legal experts say the Baltimore court faces a monumental task.

"You're talking about a massive number of cases," said Howard S. Suskin, a securities litigation expert with Jenner & Block in Chicago. "It's really going to be a challenge, I think, for any one court to handle that — particularly a court that might not historically have had as much securities-related litigation."

Big securities cases often wind up in Manhattan — home of Wall Street and the heart of the U.S. financial community. But New York's Southern District is swamped with securities cases that emerged from the stock market excesses of the late 1990s.

Among those crowding the docket are hundreds of cases brought by shareholders claiming they were cheated out of profits from initial public stock offerings, or "IPOs," because the process was rigged to favor certain large clients.

By comparison, legal experts say, Baltimore has a lighter docket, allowing it to move the mutual fund cases along swiftly. And unlike several other big cities with large financial centers, Baltimore is just a train-ride away for lawyers and potential witnesses in both New York and Washington.

"Clearly, this is going to have an impact on other local industries," Suskin said, referring to the lawyers and media representatives who are likely to travel to the city as the cases progress. "You've got lawyers flying in from all over the country who are going to be staying in hotels, using the local restaurants. When you have a case this massive, it's in some ways like maybe having an extra set of conventions that you normally don't book during the course of a year."

But some say a light docket may not be the only reason it makes sense to consolidate the cases in Baltimore. Just as Manhattan is home to Wall Street firms, Maryland has long been a base for the mutual fund industry and the legal support structure that maintains it.

As the industry was forming more than a half-century ago, funds streamed to the state because a quirk in state law made it easy for fund companies to redeem their shares when shareholders sold their holdings — a



..utual interest

Mutual fund assets now total $7.4 trillion and nearly half o' American households own them.



Total assets
In trillions
2003
$7.4 trillion
'90 '92 '94 '96 '98 '00 '02



Percentage of households owning funds
2003
47.9%
'90 '92 '94 '96 '98 '00 '02

Source: Investment Company Institute

SUN STAFF

process that is fundamental to the industry.

Many other states had laws restricting companies from buying back shares, though several, including Delaware and Massachusetts, have since amended their laws to make them more friendly to the industry.

Still, Maryland has maintained its advantage through the years. And as the number of funds based here grew, the state legislature passed additional laws favored by the industry.

"It might be more convenient to litigate these matters where there would be expert witnesses and people who are as familiar with mutual fund practices as people around here would be," said Richard A. Booth, a professor at the University of Maryland School of Law.

But the state's historic bond with the mutual fund industry has some plaintiffs' attorneys worried that they won't get a fair shake in what one called the "industry's back yard."

Other legal experts discredited those concerns, saying state law would have no bearing on federal cases involving mutual funds. And Maryland's relationship with the industry almost certainly was never brought up in the judicial panel's deliberations, say those familiar with the process. The panel also may have been influenced by the fact that Motz sits on the panel and has broad experience in multidistrict litigation.

With three judges involved, the cases should move relatively quickly, attorneys said. Besides Motz, the two other judges are Andre M. Davis, a University of Maryland School of Law graduate who was appointed to the court by President Clinton in 1995, and Frederick P. Stamp Jr., a former chief judge for the Northern District of West Virginia who was assigned to the Baltimore court for the mutual fund litigation.

In most other high-profile securities cases, such as the so-called "IPO litigation" under way in New York, one judge is in charge of processing all of the cases.

"This is highly unusual," said Joel H. Bernstein, a New York attorney representing investors suing several of the funds. "When you split it up, it makes for efficiencies and investors can see and anticipate the date they're going to have the ability to recover some of the money that's been stolen from them.

"Ultimately, this is about the average American being screwed out of their money."

Sun researcher Elizabeth Lukes contributed to this article.

Sharp judge one reason cases were sent here

Ex 'B'

Reputation: Judge J. Frederick Motz's handling of complicated corporate litigation has earned him a national reputation.

By Paul Adams
Sun Staff

None of the six mutual fund companies being sued by their shareholders over alleged trading abuses expected to be defending themselves in a Baltimore court, legal analysts say.

Most of the firms involved asked to have the more than 170 lawsuits moved either to federal courts in New York or closer to their respective corporate headquarters, which stretch from Colorado to North Carolina.

But in the end, a judicial panel set up to handle transfer requests put its faith in Judge J. Frederick Motz, whose handling of complicated corporate litigation has earned him a national reputation and helped put the U.S. District Court of Maryland on the judicial map.

In a Feb. 20 decision, the Judicial Panel on Multidistrict Litigation put Motz and two other judges in charge of handling the mutual fund cases, which could take several years to process. Motz, a 61-year-old Baltimore native appointed to the court in 1985, serves on the panel.

"I think it's a credit to our federal bench that this was assigned to Baltimore because it's obviously a very high-profile and important group of cases," said James D. Mathias, co-chairman of the securities litigation group at Piper Rudnick in Baltimore. Mathias clerked for Motz in the late 1980s.


Judge Motz

"This court is known for its efficiency and practicality throughout the country," he said.

Motz, who declined to be interviewed concerning the mutual funds litigation, earned his law degree at the University of Virginia School [See Motz, 2b]

Judge is a reason cases were sent here

Motz, from Page 1b

Law and entered private practice in 1968. He did a three-year stint as an assistant U.S. attorney from 1969 to 1971, but then returned to private practice until 1981, when he was appointed U.S. attorney for Maryland. He was named to the federal court seat by President Ronald Reagan, and served a seven-year term as chief judge from 1994 to 2001.

"I'd say in private practice he was a lawyer's lawyer, and now that he's on the bench, he's a judge's judge," said James J. Hanks, a partner at Venable LLP in Baltimore.

While some judges find large corporate cases difficult and tedious, Motz likes to delve into the details, say attorneys who have been in his court.

In the late 1990s, he presided over a class action lawsuit against Honda Motor Co., which was accused by hundreds of dealerships of conspiring to ship fewer cars to dealers who refused to pay kickbacks to the automaker's executives.

In 2000, he was picked to take dozens of cases against software giant Microsoft Corp., which was accused of using its monopoly power to overcharge customers for its software.

Legal analysts say the Microsoft case, which has yet to be resolved, provides insight into how Motz might handle the mutual fund lawsuits. Motz is credited with keeping the cases moving, despite the large volume of issues to be decided and the complexity of the arguments. He also proved that he's not the sort of judge who will settle for a quick solution.

In a dramatic move, he rejected a plan by Microsoft and some of the plaintiffs' lawyers to settle the lawsuits by giving needy public schools $1 billion in free computers and software. In a 21-page decision in January 2002, the judge said that the settlement could harm the software giant's competitors and didn't include enough cash to help needy schools.

Some judges might have approved the deal to clear their docket, rather than give themselves more work, said some law professors and attorneys familiar with the case. But not Motz.

"He went into the guts of it and saw that it wasn't a good enough settlement ... and that it had to cost Microsoft more," said Robert Lande, a law professor at the University of Baltimore who followed the case.

Parties in the mutual fund cases won't be able to "cram a sham settlement" past Motz, Lande said.

"Sometimes, all the plaintiff counsel wants to do is make sure they get their fee, but Motz isn't going to let that happen," he said. "Either it's going to be a fair settlement to the consumers, or he won't let it happen."

Though they often challenged his rulings in the Microsoft proceedings, attorneys credited Motz for being thorough, methodical and even-handed.

"One nice thing he does after every hearing is he comes down off the bench and talks with the attorneys and shakes their hands, which no other judge I've dealt with has done," said Steven Benz, an attorney who represented a group of plaintiffs in the Microsoft case.

Benz and others said they were not surprised that Motz was chosen to play a prominent role in the mutual fund cases.

"There are judges known across the country for being very effective in stimulating settlements in these large class actions, and I think he's developed that kind of reputation as somebody who can handle these kinds of cases," said Alexander D. Bono, a Philadelphia attorney who has defended corporate officers and directors at financial firms.

Large corporate cases can take years to settle and consume huge blocks of court time. A good example is the proceedings against disgraced energy trader Enron Corp., said Larry D. Soderquist, a law professor at Vanderbilt University's Corporate and Securities Law Institute.

Just finding space to accommodate the crush of lawyers involved can prove a logistical hassle, often requiring the courts to rent a larger space to hold important hearings. The paperwork alone can exceed a court's storage capacity, Soderquist said.

"You need a very organized, tough-minded judge to try these cases because if you let the lawyers run loose with it, you'd have a three-ring circus going on," he said.

Few expect to see anything of that flavor in Baltimore. Motz has scheduled a hearing for April 2 that will bring attorneys from several states together to formulate a plan to organize the cases. After that, much of the action will take place behind the scenes as motions and documents fly back and forth electronically.

Motz has already taken steps to limit the volume of paperwork by instructing attorneys not to ship all of their case documents to Baltimore. Many proceedings will likely be handled through telephone and video conferencing, limiting the number of trips lawyers will have to make from other parts of the country.

The judges

J. Frederick Motz
(District of Maryland)
■ Former chief judge and U.S. attorney; appointed to the bench in 1986; graduate of University of Virginia School of Law; presided over big lawsuits against Microsoft and Honda Motor Co.

Andre M. Davis
(District of Maryland)
■ Former assistant U.S. attorney; appointed to the bench in 1995; graduate of University of Maryland School of Law, where he also taught.

Frederick P. Stamp Jr.
(Northern District of West Virginia)
■ Former chief of the Northern District; graduate of the University of Richmond School of Law; transferred to the District of Maryland for purposes of mutual fund litigation.

Illicit trades cost banks $675 million

Bank of America, Fleet settle with fund regulators

FROM WIRE REPORTS

NEW YORK — Bank of America Corp. and FleetBoston Financial Corp. reached a record $675 million settlement yesterday with the Securities and Exchange Commission and New York Attorney General Eliot Spitzer over illegal mutual fund trading.

Bank of America will make $250 million in restitution and pay $125 million in penalties, and Fleet will make $70 million in restitution and $70 million in penalties, Spitzer's office said. In a separate agreement with Spitzer's office, Bank of America will cut fees by $160 million over five years.

The penalty is the largest since Spitzer announced an investigation of the $7.5 trillion mutual fund industry in September. Bank of America is buying FleetBoston for about $48 billion.

Bank of America chief executive Kenneth D. Lewis fired at least five executives and set aside $100 million for fines since Spitzer accused the Charlotte, N.C., company of trading abuses in September.

Eight members of Bank of America's Nations Funds board of directors "will resign or otherwise leave the board in the course of the next year" for approving a (See Funds, 3D)



PETER FOLEY / BLOOMBERG NEWS

Bank of America CEO Kenneth Lewis (left) explains offer to buy FleetBoston on Oct. 27. Looking on is Fleet chief Charles Gifford.

---

day, March 16, 2004: Page 3D

Ex 'C'

2 merging banks agree to pay $675 million for illicit trades

(Funds, from Page 1D)

measure that allowed a hedge fund to conduct "company sanctioned" market timing in its funds, according to the agreement.

Spitzer and the SEC alleged in a civil lawsuit last month that FleetBoston's two mutual fund subsidiaries engaged in large-scale trading abuses that harmed ordinary investors over a five-year period.

In the suit filed in federal court in Boston, where Fleet is based, the SEC and Spitzer alleged that Fleet's Columbia Management Advisors Inc. and Columbia Funds Distributor Inc. allowed short-term trading by favored big-money investors at the expense of more traditional, long-term investors.

The two subsidiaries allegedly carried out the scheme over five years, up until 2003, while saying publicly that they prohibited such trading.

Bank of America and FleetBoston have won regulatory approval for their merger, which will create the third-largest U.S. bank. They likely wish to resolve the regulators' claims before shareholders vote tomorrow on the merger.

Last week, Bank of America's securities operation agreed to pay a $10 million penalty to settle the SEC's allegations that it violated laws on record keeping and access requirements.

The Associated Press and Bloomberg News contributed to this article.

Ex '8'

Page 20c : Saturday, April 3, 2004 : The Sun

BUSINESS

Mutual fund litigation gets under way here

Nearly 200 lawyers argue how to proceed

By PAUL ADAMS
SUN STAFF

Nearly 200 lawyers packed a U.S. District Court room in Baltimore yesterday to argue over how to proceed with nearly 200 lawsuits against 18 mutual fund companies accused of trading abuses that have cost investors millions of dollars.

The hearing before a panel of four federal judges marked the beginning of a huge litigation that follows allegations of widespread market timing and late-trading at some of the nation's largest mutual fund families. A judicial panel decided in February to transfer all of the cases to Baltimore.

Speaking to attorneys yesterday, U.S. District Judge J. Frederick Motz expressed surprise at the growing number of cases and underscored the enormous public interest in the cases.

"The matters in dispute affect public confidence in securities markets," Motz said in his opening remarks.

Motz stressed that the legions of attorneys involved should not expect to "get rich" off the case.

"If there is a recovery, the bulk should go to those injured, and not lawyers," he said.

Much of the discussion yesterday focused on how to organize the cases and who should act as lead counsel. The cases will be handled by Motz and Judges Catherine Blake, Frederick Stamp and Andre Davis.

Henry Hopkins, a corporate attorney for Baltimore mutual fund firm T. Rowe Price Group, credited Motz for moving the cases along at a fast clip.

"He's very organized and very disciplined, and I think he exercises good judgment," he said.

T. Rowe Price is a minor defendant in the mutual fund litigation. It has been accused in one lawsuit of not properly using the "fair value" pricing method for certain international funds. Regulators have encouraged fund companies to use fair value pricing to discourage abusive market timing in their funds.

Wasting no time, Motz encouraged attorneys for the mutual fund companies and plaintiffs to start thinking now about how to quickly settle the cases.

Some of the fund families involved have already set aside money to pay claims by shareholders who say they were hurt by the trading abuses. Bank of America, one of six major defendants in the [...] aside $375 milli[...] claims and pay p[...] regulators. Alli[...] Management ag[...] and settlement c[...] $600 million, som[...] be reserved for sh[...]

First, the plaint[...] termine who will [...] arguing the cases. [...]vid Bershad, who [...] Ohio Tuition Pen[...] a group of plaint[...] had met before ye[...] ing and determin[...] with the largest f[...] est in the funds s[...] lead.

THE SUN
BUSINESS
SUNDAY, APRIL 3, 2005

Mutual funds boom despite scandal, market turbulence

Industry's assets rose to a record $8.12 trillion in February, institute says

By Laura Smitherman
Sun Staff

Neville Sinclair has dabbled in the stock market for about 20 years. But when it comes to his retirement savings, where he has socked an increasing amount of money recently, the 50-year-old Baltimore resident sticks with mutual funds.

"Mutual funds manage your money," he said before meeting with a TD Waterhouse adviser to roll money over into an Individual Retirement Account. "You're going to worry anyway, but this way I don't have to worry so much."

Investors like Sinclair are helping fuel a boom in the mutual fund industry, which has attracted unprecedented amounts of investment despite being battered by scandal and market turbulence.

Mutual funds reached a record $8.12 trillion in February, the Investment Company Institute, a trade group, reported last week. Money in funds that include stocks made up more than half of that, topping $4.9 trillion.

The mutual fund rise is due to several factors, including the aging baby boom generation eyeing retirement. But the industry has also gained from the public's painful memory of the dot-com investment craze before 2001, when everyone seemed to have an online brokerage account to trade the latest hot stock. Many came away from that experience more anxious about investing in individual stocks. They're turning to mutual funds, a collection of stocks and bonds picked by professionals.

The growing popularity of 401(k) plans and IRAs has fueled much of the industry's rise in the past two decades. It took more than 65 years for mutual funds to garner $1 trillion in assets and less than 15 years — from 1990 until now — to add another $7 trillion.

"Historically, most people owned more individual securities than mutual funds, and that has changed," said Richard E. Cripps, chief market strategist for Legg Mason Inc. "People who managed their money themselves were hammered during the bubble. They lost a lot of money, and they recognized they don't possess all the information they need to make a good investment decision."

Stock and hybrid funds last exceeded $4.9 trillion in August 2000 after the dot-com bubble burst and [See Investing, 2D]

Mutual fund industry's assets hit record $8.12 trillion in February

[Investing, from Page 1D]

before the funds dropped to less than $3 trillion in 2002. Hybrid funds typically invest mostly in stocks with a mix of bonds.

Assets have since grown through appreciation, with markets rising in the past two years. But while the Standard & Poor's 500 index continues to lag behind its March 2000 high, mutual funds have recovered their asset base — and then some.

Some investors, drawn by lower fees and a wider array of choices, are speculating with mutual fund shares in hopes of quick profits. But experts say most investors are in mutual funds for the long haul. About one-third of all mutual fund assets are held in tax-advantaged retirement accounts such as 401(k)s and IRAs.

"This was the worst bear market in a generation," said Edward C. Bernard, president of T. Rowe Price Investment Services. "The first people who come back to the stock market are those who invest with professionals holding their hands and telling them, 'I know this seems painful, but this is the best bet for investing over the long term.'

"That's important because when you look back at the scandals, there was some concern that people would lose faith in mutual funds," Bernard added. "Clearly that's not the case."

Mutual funds have been hit by allegations of market timing — rapid buying and selling of funds to take advantage of stock movements — that benefited select investors. Just last month, Citigroup Inc. and Putnam Investments, accused of not telling investors about potential conflicts of interest, were fined $60 million.

But while American households have taken money out of company stocks, cash has steadily flowed into mutual funds.

Households withdrew $447 billion from corporate equities in 2000, when Internet companies led an overall market decline. The hemorrhaging slowed and then picked up to $275 billion in 2004, according to the Federal Reserve.

Meanwhile, households put $280 billion into mutual funds last year, the Fed reported. In February, the industry's trade group said $22.4 billion went into stock funds, and hybrid funds attracted $4.3 billion.

Experts identify a long-term trend that mirrors a generational shift from workers who relied on pensions to workers who save for retirement through 401(k) plans, in which they have a choice of mutual funds.

"People who are much older tended to own individual stocks," said Brian Reid, chief economist at the Investment Company Institute. "People from the baby boom era are much more likely to hold them through mutual funds."

A national conversation about retirement security also may have prompted more investors to look at mutual funds, said Donald L. Cassidy, a senior research analyst for Lipper Analytical Services in Denver. The issue has become even more prominent as President Bush crisscrosses the country to stump for private investment accounts under Social Security.

"The Social Security debate is in the news twice a day, every day," Cassidy said. "That's helping make people aware. They're saying to themselves, 'Gee, I really need to do something.'"

Bush has said repeatedly that payroll taxes diverted to the accounts would yield a better return in the markets, though he concedes that the accounts wouldn't solve Social Security's fiscal woes. He didn't pursue the idea as vigorously during his first term when markets were tanking.

Mutual fund legend John C. Bogle, founder of the Vanguard Group Inc., bemoaned in a recent article that "asset gathering has become the fund industry's driving force." He said the pressure to produce quick gains coupled with publicity that turned fund managers with the best short-term records into "stars" has led to speculation.

The average mutual fund now holds a stock for less than a year, according to Bogle. The average investor owns a fund share for four years, down from 15 years in the 1950s when Bogle started in the business.

Some mutual fund companies are making it easy for investors to jump in and out of funds, reducing fees that discouraged short-term trading and pricing fund shares throughout the day. Others are going in the opposite direction, tacking on fees to discourage market timing.

Rydex Investments, a mutual fund company in Rockville, offers a number of funds that accommodate rapid trading, allowing investors to react to fast-breaking news, said David C. Reilly, director of portfolio strategy. The firm, begun in 1993, has amassed $14 billion in assets, with nearly one-third of that amount added in the last year.

Reilly isn't critical of traditional mutual funds in which investors are encouraged to hold shares through market downturns to take advantage of long-term gains. He said Rydex funds simply enable investors to better control risk.

"Mutual funds are such an established part of the investing landscape," Reilly said. "But 'buy and hold' has been difficult, and investors are searching for new strategies."

Maryland District - Baltimore

08302005 DISTRICT COURT OF MARYLAND
CIVIL SYSTEM CASE INFORMATION

DIST/LOC: 08 04 CASE NUMBER VER: 0022815-2005 CASE ACTIVITY DATE: 08052005
STATUS: A 07262005 CLAIM TYPE: CONT FILING DATE: 07212005 JUDGE ID:
TRIAL DATE: 11182005 DISP:

COMP STAT	JUDG/ RENEWED DATE	LIEN/ RENEWED DATE	SATISFAC DATE	COMP NUM	PLAINTIFF	VS.	DEFENDANT
ACTV				001	PERENTESIS, ANNE G	/	AIM INVESTMENTS

08302005 DISTRICT COURT OF MARYLAND DIST: **
CIVIL SYSTEM HEARING INFORMATION

DIST/LOC: 08 04 CASE NUMBER VER: 0022815-2005 CASE ACTIVITY DATE: 08052005
STATUS: A 07262005 CLAIM TYPE: CONT FILING DATE: 07212005 JUDGE ID:
TRIAL DATE: 11182005 TRIAL TIME: 09:00A DISP:

COMP: 001 PERENTESIS, ANNE G VS. AIM INVESTMENTS

HEARING TYPE: HEARING DATE:
HEARING ROOM: HEARING TIME:
COURT LOCATION: HEARING DATE SET:
ESTIMATED DURATION: HRS MINS

HEARING TYPE: HEARING DATE:
HEARING ROOM: HEARING TIME:
COURT LOCATION: HEARING DATE SET:
ESTIMATED DURATION: HRS MINS

NO HEARING INFORMATION FOR CASE #/COMPLAINT # ENTERED

```
08302005                    DISTRICT COURT OF MARYLAND
                          CIVIL SYSTEM TRIAL INFORMATION

 DIST/LOC: 08 04 CASE NUMBER VER: 0022815-2005   CASE ACTIVITY DATE:  08052005
 STATUS: A 07262005  CLAIM TYPE: CONT   FILING DATE: 07212005   JUDGE ID:
 TRIAL DATE: 11182005  TRIAL TIME: 09:00A  DISP:

                              TRIAL DATE:  11182005
                              TRIAL ROOM:
                              TRIAL TIME:  09:00A
                          COURT LOCATION:  04
                      ESTIMATED DURATION:    :
                          TRIAL DATE SET:  07262005
```

```
08302005                     DISTRICT COURT OF MARYLAND
                         CIVIL SYSTEM COST/SERVICE INFORMATION

 DIST/LOC: 08 04 CASE NUMBER VER: 0022815-2005   CASE ACTIVITY DATE: 08052005
 STATUS: A 07262005  CLAIM TYPE: CONT  FILING DATE: 07212005  JUDGE ID:
 TRIAL DATE:          DISP:

 PERENTESIS, ANNE G                  VS. AIM INVESTMENTS
                                              FEE/
 RING     COMP DOCUMENT        FILING SERV  REQ NO SERV SRV R/P    S E R V I C E
 NUM      NUM TYPE  DATE       FEE    FEE   BY  REF D/L TO   NUM TYPE BY CODE  DATE

60113075      FILN 07212005  30.00         PLN
60113075 001 REGL 07212005          10.00 PLN    0804 DEF      MAIL      IS 08012005
```

08302005 DISTRICT COURT OF MARYLAND DIST: **
CIVIL SYSTEM RELATED PERSONS INFORMATION

DIST/LOC: 08 04 CASE NUMBER VER: 0022815-2005 CASE ACTIVITY DATE: 08052005
STATUS: A 07262005 CLAIM TYPE: CONT FILING DATE: 07212005 JUDGE ID:
TRIAL DATE: TRIAL TIME: DISP:

CONN: 001 PERENTESIS, ANNE G VS. AIM INVESTMENTS

COMP CODE	GAR NUM	R/P NUM	ATTNY CODE	NAME ADDRESS CITY ST ZIP TELEPHONE	CO. IND
PLN				PERENTESIS, ANNE G 31 LAMBOURNE ROAD #402 TOWSON MD 21204	
DEF				AIM INVESTMENTS R/A: CAROME, KEVIN M 11 GREENWAY PL., STE. 100 HOUSTON TX 77046	

08302005 DISTRICT COURT OF MARYLAND DIST: **
CIVIL SYSTEM RELATED PERSONS INFORMATION

DIST/LOC: 08 04 CASE NUMBER VER: 0022815-2005 CASE ACTIVITY DATE: 08052005
STATUS: A 07262005 CLAIM TYPE: CONT FILING DATE: 07212005 JUDGE ID:
TRIAL DATE: TRIAL TIME: DISP:

CONN: 001 PERENTESIS, ANNE G VS. AIM INVESTMENTS

COMP CODE	GAR NUM	R/P NUM	ATTNY CODE	NAME ADDRESS CITY ST ZIP TELEPHONE	CO. IND
ATP				GEROGE, BEBE 10 W. MAIN BOULEVARD TIMONIUM MD 210932202 4102523163	

08302005 DISTRICT COURT OF MARYLAND DIST: **
CIVIL SYSTEM COMPLAINT AND JUDGMENT INFORMATION

DIST/LOC: 08 04 CASE NUMBER VER: 0022815-2005 CASE ACTIVITY DATE: 08052005
STATUS: A 07262005 CLAIM TYPE: CONT FILING DATE: 07212005 JUDGE ID:
TRIAL DATE: 11182005 TRIAL TIME: 09:00A DISP:

COMPLAINT NUMBER: 001 COMPLAINT TYPE: REGL COMPLAINT STATUS: ACTV 07262005
COMPLAINT FILING DATE: 07212005 COMPLAINT AMOUNT: 14,000.00
COMPLAINT ACTIVITY DATE: 08052005
PERENTESIS, ANNE G VS. AIM INVESTMENTS

JUDGMENT TYPE: JUDGMENT DATE: JUDGMENT DIST/LOC:
JUDGE ID: JUDGMENT AMOUNT: 0.00 JUDGMENT INTEREST: 0.00
COST: 0.00 JUDGMENT OTHER AMOUNT: 0.00 ATTORNEY FEES: 0.00
POST INTEREST LEGAL RATE: CONTRACTUAL RATE: JOINTLY AND SEVERALY
CODE: IN FAVOR OF DEF: BANKRUPTCY CODE: POSSESSION OF PROPERTY
CLAIMED VALUED AT: 0.00 IS AWARDED TO THE: TOGETHER WITH
DAMAGES OF: 0.00 ; 0.00 VALUE OF THE PROPERTY SUED FOR, PLUS
DAMAGES OF: 0.00 AWARDED TO THE: RECORDED LIEN DATE:
DISMISSED WITH PREJUDICE: SATISFACTION DATE:
JUDGMENT RENEWED DATE: RENEWED LIEN DATE:

08302005 DISTRICT COURT OF MARYLAND
CIVIL SYSTEM EVENT INFORMATION

DIST/LOC: 08 04 CASE NUMBER VER: 0022815-2005 CASE ACTIVITY DATE: 08052005
STATUS: A 07262005 CLAIM TYPE: CONT FILING DATE: 07212005 JUDGE ID:
TRIAL DATE: 11182005 TRIAL TIME: 09:00A DISP:

PERENTESIS, ANNE G VS. AIM INVESTMENTS

TYPE	DATE	OPER	COMP NUM	DOCKET ENTRIES	
FILN	07212005	8MT		INITIAL AFFIDAVIT CASE FILING	
TRIL	07262005	8MT		TRIAL SET FOR: 11182005;TIME: 0900A;LOC:04;ROOM:	
NOTC	07262005		001	NOTICE OF INITIAL TRIAL	(ATP)-D1
COMM	07272005	8KW	001	JKT TO 8-4 ACTV FILES	
SERV	08012005	8KW	001	REGL;07212005;DEF;IS-SERVED SIGNATURE WAS ILLEGIBLE;	
NOTC	08052005		001	NOTICE OF OUTCOME OF ORIGINAL SERVICE	(ATP)-A1

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

Civil Action No. ___________

ANNE G. PERENTESIS (WIDOW)

Plaintiff,

v. (District Court of Maryland Baltimore County)

AIM INVESTMENTS, ET AL.

Defendants.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a copy of the foregoing Notice of Removal was furnished to counsel for plaintiff, by U.S. mail at the address set forth below:

Bebe George, Esq.
10 West Main Blvd.
Timonium, MD 21093-2202

this 31st day of August 2005



Jennifer C. Argabright

22018173v1

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

Civil Action No. __________

ANNE G. PERENTESIS (WIDOW)

Plaintiff,

v.

(District Court of Maryland
Baltimore County)

AIM INVESTMENTS, ET AL.

Defendants.

DISCLOSURE OF AFFILIATIONS AND FINANCIAL INTEREST STATEMENT

Pursuant to Rule 103.3 of the Local Rules of the United States District Court for the District of Maryland, Defendant AIM Investments, by its attorneys Debevoise & Plimpton LLP, hereby certifies that its parent corporation is Amvescap PLC. AIM Investment Services, Inc. is a wholly-owned subsidiary of AIM Advisors, Inc., which in turn is a wholly-owned subsidiary of AIM Management Group, Inc., which in turn is a wholly-owned subsidiary of AVZ, Inc., which in turn is a wholly-owned subsidiary of AMVESCAP PLC.

Respectfully submitted,

DEBEVOISE & PLIMPTON LLP



W. Neil Eggleston (Bar No. 9864)
555 13th Street, NW
Washington, DC 20004-1169
Phone: 202-383-8000
Fax: 202-383-8118

Attorneys for Defendants

22002271v1

<u>Of Counsel</u>

Maeve O'Connor, Esq.
Eliza M. Sporn, Esq.
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
Phone: 212-909-6000
Fax: 212-909-6836

Attorneys for Defendants

IN THE DISTRICT COURT OF MARYLAND, BALTIMORE COUNTY

ANNE G. PERENTESIS (WIDOW)	:	
Plaintiff,	:	
v.	:	(District Court of Maryland Baltimore County)
AIM INVESTMENTS, ET AL.	:	Case No. CV 22815-05
Defendants.	:	

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a copy of the foregoing Notice of Filing of Notice of Removal was furnished to counsel for plaintiff, by U.S. mail at the address set forth below:

Bebe George, Esq.
10 West Main Blvd.
Timonium, MD 21093-2202

this 2nd day of September 2005



Jennifer C. Argabright

40082576v1